September 8, 2011

The Board of Directors

Island Radio, Inc.

5850 Cameron Run Terrace, Suite 918

Alexandria, VA  22303

Re: Letter of Resignation

Dear Fellow Board Members:

I hereby tender my resignation effective immediately from all officer and director positions I presently hold at Island Radio, Inc., including President, Chief Executive Officer, and Chairman.  I request that you accept this request effective immediately.

I make this request so that I may pursue other exclusive opportunities within the television broadcast industry.

I have enjoyed my tenure with Island Radio and working with everyone involved.  I wish everyone success at Island Radio and in their future endeavors.

Very truly yours,

/s/ Eric Boyer

Eric Boyer